December 26, 2024

Board of Directors
VERDE RESOURCES, INC.
8112 Maryland Ave.
Suite 400
St. Louis, Missouri 63105

Dear Members of the Board,

RESIGNATION AS A DIRECTOR

I am writing to formally announce my resignation from my position as a Director of Verde Resources Inc., effective December 26, 2024.

It has been a privilege to be part of Verde's visionary work in advancing sustainability and environmental stewardship. I am truly grateful for the opportunities to contribute to the company's growth and success during my tenure on the board.

I remain confident that Verde Resources will continue to thrive in its mission. Please know that I will always be a dedicated advocate for the company's continued success.

Thank you for the trust and opportunity to serve.

Sincerely,

CHEN CHING